Exhibit 99.5
     This Security is a Global Security within the meaning of the Indenture hereinafter referred to and is registered in the name of a Depositary or a nominee of a Depositary. This Global Security is exchangeable for Securities registered in the name of a Person other than the Depositary or its nominee only in the limited circumstances described in the Indenture, and no transfer of this Security (other than a transfer of this Security as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary) may be registered except in such limited circumstances.
Lafarge S.A.
U.S.$600,000,000 7.125% Note Due July 15, 2036
CUSIP 505861 AC 8
ISIN US505861AC85
Common Code 026185343
     Lafarge S.A., a société anonyme duly organized and existing under the laws of the Republic of France with a capital of €704,614,384, having its registered office at 61, rue des Belles Feuilles, 75116 Paris, existing for a term that will expire on December 30, 2066, registered with the Registry of Commerce and Companies (Registre du commerce et des sociétés) of Paris under No. 542 105 572 (herein called the “Company,” which term includes any successor or substitute corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay to the Holder hereof, the principal sum of U.S.$600,000,000 on July 15, 2036, and to pay interest thereon from July 18, 2006 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on January 15 and July 15 in each year, commencing January 15, 2007, at the rate of 7.125% per annum, until the principal hereof is paid or made available for payment. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the January 1 or July 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.
     If any deduction or withholding for any present or future taxes, assessments or other governmental charges of the jurisdiction (or any political subdivision or taxing authority thereof or therein) in which the Company is incorporated (or in which any successor thereto or substitute obligor therefor is incorporated or a resident for tax purposes), shall at any time be required by such jurisdiction (or any such political subdivision or taxing authority thereof or therein) in respect of any amounts to be paid by the Company of principal of or interest on a Security of any series, then the Company will pay to the Holder of a Security of such series such additional amounts as may be necessary in order that the net amounts paid to such Holder of such Security, after such deduction or withholding, shall be not less than the amounts specified in such Security to which such Holder is otherwise entitled; provided, however, that the Company (or such successor or substitute obligor) shall not be required to make any payment of additional amounts for or on account of:
     (a) any tax, assessment or other governmental charge which would not have been imposed but for (i) the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, trust, partnership or corporation) and the taxing jurisdiction or any political subdivision or territory or possession thereof or area subject to its jurisdiction, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein or (ii) the presentation of a Security of such series (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;
     (b) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;
     (c) any tax, assessment or other governmental charge that is payable otherwise than by withholding from payments of (or in respect of) principal of, or any interest on, the Securities of such series;
     (d) any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the Holder or the beneficial owner of the Security of such series (i) to provide information concerning the nationality, residence or identity of the Holder or such beneficial owner or (ii) to make any declaration or other similar claim or satisfy any information or reporting requirements, which, in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge;
     (e) any tax, assessment or other governmental charge which such Holder would have been able to avoid by presenting such Security to another Paying Agent;
     (f) any tax, assessment or other governmental charge which is imposed on a payment pursuant to the European Union Directive 2003/48/EC regarding the taxation of savings income, or any law implementing or complying with, or introduced in order to conform to, such directive; or
     (g) any combination of items (a), (b), (c), (d), (e) and (f) above; nor shall additional amounts be paid with respect to any payment of the principal of, or any interest on, any Security of such series to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the jurisdiction (or any political subdivision or taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the Holder of such Security.

     The foregoing provisions shall apply mutatis mutandis to any withholding or deduction in respect of any amount to be paid by the Company of principal of or interest on a Security of any series (i) for or on account of any present or future taxes, assessments or governmental charges of whatever nature of any jurisdiction in which any successor or substitute Person to the Company is organized, or any political subdivision or taxing authority thereof or therein; or (ii) if another Person merges into or transfers its assets to the Company pursuant to Section 801, for or on account of any taxes, assessments or governmental charges levied by the jurisdiction in which such other Person is organized, or by any political subdivision or taxing authority thereof, as a result of (x) the Company’s being treated as engaged in a trade or business, or having a permanent establishment, in such jurisdiction and (y) the payment of principal or interest being allocable or attributable to such trade or business or permanent establishment.
     Payment of the principal of (and premium, if any) and any such interest on this Security will be made at the office of the Paying Agent, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto at such address as shall appear in the Security Register.
     Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.
     Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.
     In Witness Whereof, the Company has caused this instrument to be duly executed.

Lafarge S.A.

By

Jean-Jacques Gauthier
Directeur Général Adjoint

Attest:

Michel Bisiaux Corporate Secretary
     As of July 17, 2006, the Company’s outstanding indebtedness for bonds (obligations) and other negotiable debt instruments (titres d’emprunt) amounted to approximately €5.8 billion, and such outstanding indebtedness of other issuers guaranteed by the Company amounted to approximately €0 million.

     Reverse of Security.
     This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”), to be issued outside France in one or more series under an Indenture, dated as of July 18, 2006 (herein called the “Indenture”), between the Company, as issuer, and Law Debenture Trust Company of New York, as Trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitation of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, limited in aggregate principal amount to US$600,000,000.
     The Securities of this series are subject to redemption, in whole or in part, at any time and from time to time at a redemption price upon not less than 30 days’ notice by mail equal to the greater of (1) 100% of the principal amount of the Securities plus accrued interest to the date of redemption and (2) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Securities (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year of twelve 30-day months) at the Adjusted Treasury Rate, plus 30 basis points. In connection with this optional redemption: “Adjusted Treasury Rate” means, with respect to any Redemption Date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date; “Comparable Treasury Issue” means the U.S. Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity in the remaining terms of such Securities; “Comparable Treasury Price” means, with respect to any Redemption Date, the average of the Reference Treasury Dealer Quotations for such Redemption Date; “Quotation Agent” means the Reference Treasury Dealer appointed by the Trustee after consultation with the Company; “Reference Treasury Dealer” means any primary U.S. government securities dealer in the United States selected by the Trustee after consultation with the Company; “Reference Treasury Dealer Quotations” means with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 pm Eastern Standard Time on the third business day preceding such Redemption Date.
     This Security is also redeemable prior to Stated Maturity as permitted under Section 1108 (“Optional Redemption Due to Changes in Tax Treatment”) of the Indenture.
     In the event of redemption of this Security in part only, a new Security or Securities of this series for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.
     If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

     The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.
     As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than 25% in principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity, and the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed or provided for herein.
     No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.
     As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of (and premium, if any) and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.
     The Securities of this series are issuable only in registered form without coupons in denominations of U.S.$1,000. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series of a different authorized denomination, as requested by the Holder surrendering the same.

     No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.
     Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes (subject to Section 307 of the Indenture), whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.
     The Indenture provides that the Company, at the Company’s option, (a) will be discharged from any and all obligations in respect of the Securities (except for certain obligations to register the transfer or exchange of Securities, replace stolen, lost or mutilated Securities, maintain paying agencies and hold moneys for payment in trust and certain other obligations in respect of the Trustee, the Paying Agent, Authenticating Agent and Securities Registrar) or (b) need not comply with certain restrictive covenants of the Indenture, in each case if the Company deposits, in trust, with the Trustee money or U.S. Government Obligations which, through the payment of interest thereon and principal thereof in accordance with their terms, will provide money, in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, and premium, if any, and interest on, the Securities on the dates such payments are due in accordance with the terms of such Securities, and certain other conditions are satisfied.
     All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.
     This is one of the Securities of the series designated herein referred to in the within-mentioned Indenture.
Dated: July 18, 2006

Law Debenture Trust Company of New York,
as Trustee

By

Authorized Signatory